                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
                                              ---

                              Quanta Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74762E102
     ----------------------------------------------------------------------
                                 (CUSIP Number)


 Thomas R. Denison - First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830, (203) 625-2520
----------------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 14, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74762E102              SCHEDULE 13D                 Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve GP IX, Inc.
     I.R.S. No.:  91-209254 2
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             0
   NUMBER OF SHARES      -------------------------------------------------------
     BENEFICIALLY         8  SHARED VOTING POWER
    OWNED BY EACH
      REPORTING              11,631,652
     PERSON WITH         -------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                             0
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             11,631,652
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,631,652

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.01%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  N19808109              SCHEDULE 13D                 Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FIRST RESERVE GP IX, L.P.
     I.R.S. No.:  91-208465 3
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             0
   NUMBER OF SHARES      ------------------------------------------------------
     BENEFICIALLY         8  SHARED VOTING POWER
    OWNED BY EACH
      REPORTING              11,631,652
     PERSON WITH         ------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                             0
                         ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             11,631,652
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,631,652

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.01%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  N19808109              SCHEDULE 13D                 Page 4 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FIRST RESERVE FUND IX, L.P.
     I.R.S. No.:  91-208465-2
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             0
   NUMBER OF SHARES      ------------------------------------------------------
     BENEFICIALLY         8  SHARED VOTING POWER
    OWNED BY EACH
      REPORTING              11,631,652
     PERSON WITH         ------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                             0
                         ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             11,631,652
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,631,652

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.01%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 7 to the statement on Schedule 13D originally filed on October 23 2002, as amended on December 31, 2002, April 28, 2003, March 2, 2004, October 1, 2004, October 6, 2004 and December 9, 2004 (the "Statement"), is filed by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX," and together with First Reserve and GP IX, the "Reporting Persons") and relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer" or "Quanta"). That Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

         The following language should be added to the first paragraph of Item
2:

         This Statement is being amended jointly by the Reporting Persons to report the disposition on March 14, 2005 of 3,544,400 shares of Common Stock held directly or indirectly by the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby deleted in its entirety and replaced with the following:

         After giving effect to the transactions set forth above, as of March 14, 2005, the Reporting Persons beneficially owned an aggregate of shares of Common Stock, constituting approximately 10.01% of the Common Stock outstanding based on 116,207,418 shares of Common Stock outstanding as of December 9, 2004 (comprised of 116,192,418 shares of Common Stock indicated as outstanding as of December 9, 2004 in the registration statement related to the Common Stock of the Issuer, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer.)

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Quanta Common Stock in the numbers and percentages set forth in the table below:


                                        NUMBER OF SHARES
                                          BENEFICIALLY           PERCENTAGE OF
                 REPORTING PARTY             OWNED                   CLASS
                 ---------------        ----------------         -------------
                First Reserve(1)           11,631,652(2)           10.01%(3)

                    GP IX(1)               11,631,652(2)           10.01%(3)

                   Fund IX(1)              11,631,652(2)           10.01%(3)

         (1) GP IX is the sole general partner of Fund IX and may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund
IX. First Reserve, as the sole general partner of GP IX, may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund IX.

         (2) Consists of 11,554,804 shares of Common Stock held directly by Fund IX, 45,187 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, options to acquire 15,000 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, and 16,661 shares issued to Thomas Sikorski, a former director of the Issuer. First Reserve, as the general partner of GP IX, may be deemed to share beneficial ownership of the aforementioned shares and options issued to Mr. Guill and Mr. Sikorski. Messrs. Guill and Sikorski disclaim beneficial ownership of any securities of the Issuer held by the Reporting Persons.

         (3) The percentage above is obtained by using as the denominator 116,207,418 shares of Common Stock, comprised of 116,192,418 shares of Common Stock indicated as outstanding as of December 9, 2004 in the registration statement related to the Common Stock of the Issuer, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer. This denominator excludes (a) 1,011,780 shares of Limited Vote Common Stock (as indicated as outstanding as of December 9, 2004 in the registration statement related to the Common Stock of the Issuer), (b) shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted, and (c) shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (other than the options for 15,000 shares issued to Ben Guill in his capacity as a director of the Issuer).

         Item 5(c) is hereby deleted in its entirety and replaced with the following:

         (c) During the past 60 days, the following transactions were effected:



REPORTING                          NUMBER OF
  PARTY               DATE           SHARES           PRICE        TRANSACTION
Fund IX            3/14/2005       3,544,400        $7.16/Share    Common Sold

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

JOINT FILING AGREEMENT

A Joint Filing Agreement dated March 15, 2005, by and among Fund IX, GP IX, and First Reserve, has been executed by the Reporting Persons, a copy of which is attached as an exhibit to this Statement and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A. Joint Filing Agreement dated March 15, 2005, by and among First Reserve Fund IX, L.P, First Reserve GP IX, L.P., and First Reserve GP IX, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  March 15, 2005.

                                  FIRST RESERVE FUND IX, L.P.

                                  By: First Reserve GP IX, L.P., General Partner

                                      By:  First Reserve GP IX, Inc.,
                                           General Partner


                                      By:   /s/ Anne E. Gold
                                            -----------------------------------
                                            Name: Anne E. Gold
                                            Title:  Assistant Secretary


                                  FIRST RESERVE GP IX, L.P.

                                  By: First Reserve GP IX, Inc., General Partner



                                      By:  /s/ Anne E. Gold
                                          --------------------------------------
                                          Name:  Anne E. Gold
                                          Title: Assistant Secretary


                                  FIRST RESERVE GP IX, Inc.

                                  By: /s/ Anne E. Gold
                                      ------------------------------------------
                                      Name:  Anne E. Gold
                                      Title: Assistant Secretary